Exhibit 99.1

July 31, 2025

Dear Polyrizon Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Polyrizon Ltd. (the “Meeting”), to be held on Thursday, September 4, 2025 at 3:00 p.m. (Israel time), at the Company’s offices, at 5 Hatidhar Street, Raanana, 4366507, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on August 12, 2025 are entitled to Notice and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Mr. Oz Adler

Chairman of the Board of Directors

Notice of Special General Meeting of Shareholders

To be Held on September 4, 2025

Dear Polyrizon Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Polyrizon Ltd. (the “Company”), to be held on Thursday, September 4, 2025 at 3:00 p.m. (Israel time), at the Company’s offices, at 5 Hatidhar Street, Raanana, 4366507, Israel.

The following matters (the “Proposals”) are on the agenda for the Meeting:

(i)	to approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:20, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Company’s board of directors within 18 months following the date of the Meeting; and

(ii)	to approve the grant of equity awards to the Company’s directors, including the Chief Executive Officer and Chairman of the Board.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, August 12, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on Tuesday, August 12, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, September 5, 2025, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Thursday, August 7, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being made available to shareholders and also furnished to the U.S. Securities and Exchange Commission, pursuant to a Report of Foreign Private Issuer on Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of the Company’s website, https://investor.polyrizon-biotech.com/ or at its offices at 5 Hatidhar Street, Raanana, 4366507, Israel, upon prior notice and during regular working hours (telephone number: +972-9-3740120) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT, Wednesday, September 3, 2025 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler

Chairman of the Board of Directors

Proxy Statement

Special General Meeting of Shareholders
To Be Held on September 4, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Polyrizon Ltd. (the “Company,” “Polyrizon,” “we,” “our” or “us”) to be voted at an Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders (the “Notice”). The Meeting will be held on Thursday, September 4, 2025, at 3:00 p.m. (Israel time), at the Company’s offices, at 5 Hatidhar Street, Raanana, 4366507, Israel.

This proxy statement, the attached Notice and the enclosed proxy card or voting instruction form are being made available to holders of Polyrizon’s ordinary shares, beginning August 13, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, August 12, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters (the “Proposals”) are on the agenda for the Meeting:

(1)	to approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:20, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Company’s Board within 18 months following the date of the Meeting; and

(2)	to approve the grant of equity awards to the Company’s directors, including the Chief Executive Officer and Chairman of the Board.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

As of July 31, 2025, we had a total of 5,989,294 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on Tuesday, August 12, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, September 5, 2025 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. However, no items on the Meeting agenda are considered routine. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Vstock Transfer LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 5 Hatidhar Street, Raanana, 4366507, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on Wednesday, September 3, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, August 12, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning August 13, 2025. Certain officers, directors, employees and agents of Polyrizon may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting on a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice and this proxy statement are available at the SEC’s website at www.sec.gov and at the Investors section of our website, https://investor.polyrizon-biotech.com/. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 5 Hatidhar Street, Raanana, 4366507, Israel, Attn: Tomer Izraeli, Chief Executive Officer, telephone number: +972-9-3740120.

PROPOSAL 1

APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

On July 27, 2025, the Board approved, subject to the approval of our shareholders, a framework for a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio of between 1:2 and 1:20, to be effected at the discretion of, at such ratio within the approved range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting (the “Reverse Split”).

On April 8, 2025, the Company received a written notice from Nasdaq indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until October 6, 2025. If at any time during this period the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. Accordingly, the primary intent of conducting the Reverse Split is to increase the share price of the Company’s ordinary shares to enable the Company to meet the minimum bid price requirement of Nasdaq. On July 30, 2025, the closing price of the Company’s ordinary shares on the Nasdaq Capital Market was $1.26.

On May 27, 2025, the Company effected a reverse split of the Company’s ordinary shares at the ratio of 1-for-250, such that each two hundred and fifty (250) ordinary shares were consolidated into one (1) ordinary share (the “Previous Reverse Split”).

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, the Company’s Board has resolved to approve a framework which allows for the conduction of multiple reverse share splits, in order to remain in compliance with the minimum bid price requirement for an elongated period of time.

The Company believes that the Reverse Split is advisable, so that its ordinary shares may be more attractive to a broader range of investors and to maintain compliance with the Nasdaq minimum bid price requirement for continued listing if the price of the Company’s ordinary shares does not otherwise increase. The Board believes that the anticipated increased share price resulting from the Reverse Split may generate additional interest in trading the Company’s ordinary shares.

The Company is therefore seeking for the approval of its shareholders to effect the Reverse Split, in one or more increments, such that, depending on the ratio, every two ordinary shares and up to every twenty ordinary shares shall be consolidated into one ordinary share. If Proposal No. 1 is approved by the Company’s shareholders, our Board will have the discretionary authority, within 18 months from the Meeting, to determine whether to implement such Reverse Split, the number of increments, and the exact ratio and the effective date of each increment, such that the maximum range of the Reverse Split shall remain 1:20.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the number of authorized ordinary shares under the Articles, which, as of the date hereof consists of 2,000,000,000 ordinary shares. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares available for issuance under our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat ordinary shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose ordinary shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:20, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting, as detailed in the Proxy Statement, dated July 31, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Reverse Split.

PROPOSAL 2

APPROVAL OF GRANT OF EQUITY AWARDS TO THE COMPANY’S DIRECTORS, INCLUDING THE CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

Background

Under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a public Israeli company, we are required to obtain the approval of our compensation committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our directors and the Chief Executive Officer, Mr. Tomer Izraeli (who is also a member of the Board), whom we refer to as our CEO.

CEO Award

Mr. Tomer Izraeli has served as our CEO and member of our Board since March 2020 and previously served in such positions from 2005 to 2013 as well. The last grant to Mr. Izraeli occurred on April 17, 2025, when he was granted restricted share units (“RSUs”) to purchase 610 ordinary shares (as adjusted for the Previous Reverse Split), subject to a twenty-four monthly vesting schedule.

The compensation committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The compensation committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals. Accordingly, on July 27, 2025 the compensation committee and the Board approved a proposed equity award to our CEO, comprised of RSUs to purchase 240,000 ordinary shares.

The compensation committee believes that the proposed grant fulfills the following performance-based compensation principles in order to:

●	Closely align the interests of the CEO with those of Polyrizon’s shareholders in order to enhance shareholder value;

●	Align a significant portion of the CEO’s compensation with Polyrizon’s short and long-term goals and performance;

●	To provide the CEO with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to the CEO an opportunity to advance in a growing organization;

●	To strengthen the retention and the motivation of our CEO in the long-term;

●	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

●	To maintain consistency in the way our CEO is compensated.

At the Meeting, shareholders will be asked to approve a grant of RSUs to purchase 240,000 ordinary shares, to the Company’s CEO, with a fair value of approximately $195,570 (the “CEO Award”). The CEO Award complies with our Compensation Policy for Officers and Directors (the “Compensation Policy”). Subject to the CEO’s continued employment by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date over the course of two years. Unless otherwise stated, the terms of the CEO Award are subject to the Amended and Restated Equity Incentive Plan (the “Plan”). The CEO Award shall be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and the regulations promulgated thereunder, under the capital gains track though a trustee (“Section 102 of the Tax Ordinance”).

Chairman Award

Mr. Adler has served on the Company’s Board since September 2021 and as Chairman since November 2024. The last grant to Mr. Adler occurred on April 17, 2025, when he was granted RSUs to purchase 600 ordinary shares (as adjusted for the Previous Reverse Split), subject to a twenty-four monthly vesting schedule.

The compensation committee believes that the Chairman’s compensation should align with shareholder value creation, using variable, performance-based incentives tied to both short- and long-term company goals. Accordingly, on July 27, 2025 the compensation committee and the Board approved a proposed equity award to our Chairman, comprised of RSUs to purchase 158,000 ordinary shares.

At the Meeting, shareholders will be asked to approve a grant of RSUs to purchase 158,000 ordinary shares, to the Company’s Chairman, with a fair value of approximately $128,750 (the “Chairman Award”). The Chairman Award complies with our Compensation Policy. Subject to the Chairman’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date over the course of two years. Unless otherwise stated, the terms of the Chairman Award are subject to the Plan. The Chairman Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Chairman Award, our compensation committee and our Board considered the Chairman’s equity interest in the Company, the alignment of his interests with those of the Company, and the desire to encourage him to continue contributing his talent and time as Chairman and director.

Directors’ Award

Our compensation committee and Board approved, , a proposed equity grant of RSUs to purchase 25,000 ordinary shares, to each of our non-executive directors: Ms. Liat Sidi, Mr. Liron Carmel, Mr. Asaf Itzhaik, and Mr. Yehonatan Zalman Vinokur (the “Directors”).

Each of the Directors’ last grants occurred on April 17, 2025, when each Director was granted RSUS to purchase 12 ordinary shares (as adjusted for the Previous Reverse Split), subject to a thirty six monthly vesting schedule.

At the Meeting, shareholders will be asked to approve a grant of RSUs to purchase 25,000 ordinary shares, to each of the Directors, with a fair value of approximately $20,370 each and an approximate total fair value of $81,480 (the “Directors’ Award”). The Directors’ Award complies with our Compensation Policy. Subject to each Director’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date over the course of two years. Unless otherwise stated, the terms of the Directors’ Award are subject to the Plan. The Directors’ Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Directors’ Award, our compensation committee and our Board considered the Directors’ equity interests in the Company, the alignment of their interests with those of the Company, and the desire to encourage them to continue contributing their talent and time as directors.

Proposal

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity awards to the Company’s Directors, including the Chief Executive Officer and the Chairman of the Board, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 2 of the Proxy Statement for the Meeting, dated July 31, 2025.”

Required Vote

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity awards to our Directors, including the Chief Executive Officer and the Chairman of the Board.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report, filed with the SEC on March 11, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investor.polyrizon-biotech.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler

Chairman of the Board of Directors

Dated: July 31, 2025